Exhibit 99.1

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting

The Notice and Proxy Statement is available at www.proxyvote.com

ZIM INTEGRATED SHIPPING SERVICES LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL AND
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD
ON FRIDAY, DECEMBER 26, 2025

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Eli Glickman and Noam Nativ, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ZIM Integrated Shipping Services Ltd. (the "Company"), standing in the name of the undersigned at the close of business on Monday, November 17, 2025, at the Annual and Extraordinary General Meeting of Shareholders of the Company to be held at the Company's offices, 9, Andrei Sakharov Street, Haifa, Israel, on Friday, December 26, 2025 at 11:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows (the "Meeting").

A shareholder’s proxy card must be received by the Company no later than Friday, December 26, 2025, at 07:00 a.m. Israel time, otherwise it shall not be valid at the Meeting.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the Meeting.

Important Note: By executing this proxy card, the undersigned shareholder will be deemed to confirm that such shareholder does not have a personal interest in the approval of Proposal No. 3. If you have a personal interest Proposal No. 3 (in which case your vote will count only for or against the ordinary majority, and not for or against the special majority required for the approval of Proposal No. 3), please notify the Company's EVP General Counsel and Corporate Secretary at nativ.noam@zim.com or by mail to the Company's offices, c/o Mr. Noam Nativ, at 9, Andrei Sakharov Street, Haifa, Israel. If your shares are held in "street name" by your broker, bank or other nominee and you have a personal interest in Proposal No. 3, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

The shares represented by this proxy card will be voted in the manner directed.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE

To vote by phone, use the number provided on the Proxy Card. You will be prompted to vote using the Control Number.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the cost incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the internet. To sign up for electronic delivery, please go to www.proxvote .com and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

☒	Please mark your votes as in this example.

Proposal 1:

Election of eight (8) members to the Company’s Board of Directors out of eleven (11) nominees, as follows:

The Company's Board of Directors recommends that you vote "FOR" the election of the nominees listed in (i) through (viii) below and "AGAINST" the election of the nominees listed in (ix) through (xi) below:

(i) Election of Yair Seroussi to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(ii) Election of Nir Epstein to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(iii) Election of Birger Johannes Meyer-Gloeckner to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(iv) Election of William (Bill) Shaul to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(v) Election of Liat Tennenholtz to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(vi) Election of Anita Odedra to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(vii) Election of Yoram Turbowicz to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(viii) Election of Yair Avidan to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(ix) Election of Dr. Keren Bar-Hava, CPA to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(x) Election of Ron Hadassi to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(xi) Election of Ran Gritzerstein to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 2:

Re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting and to authorize the Board of Directors, following the recommendation of the Audit Committee, to determine their fees.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 3:

Approval of a new compensation policy for directors and officers of the Company for a period of three years from the date of the Meeting.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Are you a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 3)?

☐ YES          ☐ NO

By executing this proxy card, the above-noted holder of ordinary shares of the Company will be deemed to confirm that such shareholder does not have a personal interest in the approval of Proposal No. 3. If you have a personal interest in Proposal No. 3 (in which case your vote will count only for or against the ordinary majority, and not for or against the special majority required for the approval of Proposal No. 3, as applicable) please notify the Company as described in the notice above.

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2025
(Signature of Shareholder)
(Signature of Shareholder)

Please sign exactly as your name(s) appears on your share certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.